

July 8, 2014

Via E-mail
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
Blvd. Benito Juarez Km 25.500
Quinta Del Mar, Int. Suite 28
Playas de Rosarito B.C., Mexico c.p. 22710

> **Re:** **Neuromama, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed January 17, 2014**
> **Form 12b-25**
> **Filed May 2, 2014**
> **File No. 333-180750**

Dear Mr. Weselovsky:

We issued comments to you on the above captioned filings on May 30, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 22, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Faiyaz Dean, Esq.